UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALERISLIFE INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33832D205

(CUSIP Number)

Adam D. Portnoy

ABP Acquisition LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, Massachusetts 02458-1634

(617) 928-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33832D205		13D/A

1.	Name of Reporting Persons ABP Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,799,999

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,799,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,799,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Persons ABP Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,972,783

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,972,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,972,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 5.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Persons Adam D. Portnoy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,332

	8.	Shared Voting Power 1,972,783

	9.	Sole Dispositive Power 57,332

	10.	Shared Dispositive Power 1,972,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on April 8, 2019 and Amendment No. 2 filed with the SEC on January 2, 2020 (as amended, the “Schedule 13D”), is being filed by ABP Acquisition LLC, a Maryland limited liability company (“ABP LLC”), ABP Trust, a Maryland statutory trust (“ABP Trust”), and Adam D. Portnoy, a United States citizen (each of ABP LLC, ABP Trust and Adam D. Portnoy, a “Reporting Person” and, collectively, the “Reporting Persons”), to report, among other things, that AlerisLife Inc. (the “Issuer”), ABP LLC and ABP Acquisition 2 LLC, a Maryland limited liability company and wholly owned subsidiary of ABP LLC (“Purchaser”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, (i) Purchaser will commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Common Shares”), of the Issuer, subject to the terms and conditions set forth in the Merger Agreement, and (ii) following consummation of the tender offer and subject to the terms and conditions set forth in the Merger Agreement, Purchaser will merge with and into the Issuer pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) without a vote or meeting of the stockholders of the Issuer, with the Issuer being the Surviving Corporation (as defined in the Merger Agreement) and becoming a wholly owned subsidiary of ABP LLC (the “Merger”). Capitalized terms used but not defined in this Schedule 13D/A shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

The information contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 2.	Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to add the following:

The Reporting Persons intend to fund the transactions contemplated by the Merger Agreement with available cash on hand.

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On February 2, 2023, the Issuer, ABP LLC and Purchaser entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on or before the tenth business day after the date of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Common Shares (other than Common Shares held by ABP LLC or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at a price of $1.31 per Common Share, net to the seller in cash, without interest (the “Offer Price”).

Purchaser’s obligation to accept for payment the Common Shares tendered in the Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn Common Shares that, together with the Common Shares held by ABP LLC and any persons that own, directly or indirectly, all of the outstanding equity interests of Purchaser, represent one more Common Share than 50% of all then-outstanding Common Shares at the time of the expiration of the Offer, and (ii) receipt of consent from the Issuer's existing lender that the proposed change of control contemplated by the Merger Agreement will not constitute an event of default under the Issuer's existing financing arrangements with such lender. The transaction is not anticipated to be subject to any antitrust or competition regulatory approvals.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will consummate the Merger.

At the effective time of the Merger, (i) each Common Share (other than Common Shares held by ABP LLC, Purchaser or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding of taxes; (ii) the directors of the Surviving Corporation will be the individuals designated by Parent immediately prior to Closing (as defined in the Merger Agreement), and the officers of the Surviving Corporation will be the individuals who are serving as the officers of the Issuer as of immediately prior to the effective time of the Merger; and (iii) the charter of the Issuer will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement.

Upon completion of the Merger, the Common Shares currently listed on the Nasdaq Stock Market (the “Nasdaq”) will cease to be listed on the Nasdaq and will subsequently be deregistered under the Securities Exchange Act of 1934.

The foregoing description of the Merger Agreement is qualified in its entirety by reference, and is incorporated herein by reference, to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 3, 2023.

The purpose of the Offer and the Merger is for ABP LLC to acquire the entire equity interest in the Issuer. The Offer, as the first step in the acquisition of the Issuer, is intended to facilitate the acquisition of all of the Common Shares. The purpose of the Merger is to acquire all Common Shares not purchased pursuant to the Offer or otherwise held by ABP LLC, Purchaser or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser and to cause the Issuer to become a wholly owned subsidiary of ABP LLC.

The tender offer referred to in this Schedule 13D has not yet commenced. The description contained in this Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Purchaser will file with the SEC. The solicitation and offer to buy Common Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Purchaser will file a tender offer statement on Schedule TO and thereafter the Issuer will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF THE ISSUER ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Purchaser, the Reporting Persons or the Issuer, as applicable. Copies of the documents filed with the SEC by the Issuer will be available free of charge on the Issuer’s internet website at https:/alerislife.com/ or by contacting the Issuer’s investor relations team at (617) 796-8245.

In connection with execution of the Merger Agreement, Diversified Healthcare Trust, a Maryland real estate investment trust (“DHC”), in its capacity as a stockholder of the Issuer, has entered into a Consent and Amendment Agreement, dated as of February 2, 2023 (the “Consent Agreement”), by and among DHC, DHC Holdings LLC, a Maryland limited liability company (together with DHC, the “DHC Parties”), Purchaser, each of the Reporting Persons and, for purposes of Article V thereto only, the Issuer, pursuant to which, among other things, (i) DHC has consented to Purchaser’s proposed acquisition of Common Shares pursuant to the Offer and the Merger, (ii) the DHC Parties have agreed to tender all of the Common Shares owned by the DHC Parties (the “DHC ALR Shares”), representing approximately thirty-one and nine tenths of one percent (31.9%) of the outstanding Common Shares of the Issuer, into the Offer and (iii) DHC has the right, but not the obligation, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of the Surviving Corporation constituting a percentage of the then issued and outstanding shares of the Surviving Corporation up to the percentage that the DHC ALR Shares constituted of the fully-diluted shares of the Issuer as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement) based on the Offer Price.

The foregoing description of the Consent Agreement is qualified in its entirety by reference to the full text of the Consent Agreement, which is attached as Exhibit 99.15 and is incorporated herein by reference.

In addition to the Consent Agreement, the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Purchaser, as well as the solicitation/recommendation statement to be filed by the Issuer, the Issuer will also file annual, quarterly, and current reports with the SEC as required prior to the Closing (as defined in the Merger Agreement) and for a limited period thereafter as may be required. Issuer’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

The following information with respect to the ownership of the Common Shares by the Reporting Persons filing this Schedule 13D is provided as of February 1, 2023:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following disclosures are based on 33,466,133 Common Shares issued and outstanding as of February 1, 2023, such number of shares being based on information provided by the Issuer.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ABP LLC	—	—	1,799,999	—	1,799,999	1,799,999	5.4%
ABP Trust	—	—	1,972,783	—	1,972,783	1,972,783	5.9%
Adam D. Portnoy (1)	57,332	57,332	1,972,783	57,332	1,972,783	2,030,115	6.1%

(1) Adam D. Portnoy is a managing trustee and chair of the board of trustees of DHC, which owns 10,691,658 Common Shares. Adam D. Portnoy is also an executive officer of The RMR Group LLC, a Maryland limited liability company (“RMR LLC”), the manager of DHC. However, Adam D. Portnoy and RMR LLC may not act to vote or sell the 10,691,658 Common Shares owned by DHC without authorization of the board of trustees of DHC, which is comprised of seven trustees. Adam D. Portnoy expressly disclaims any beneficial ownership of the Common Shares beneficially owned by DHC.

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Persons in the Issuer’s securities in the past sixty days.

(d)	Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Description
99.14	Agreement and Plan of Merger, dated as of February 2, 2023, by and among AlerisLife Inc., ABP Acquisition LLC and ABP Acquisition 2 LLC (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AlerisLife Inc. on February 3, 2023).

99.15	Consent and Amendment Agreement, dated as of February 2, 2023, by and among Diversified Healthcare Trust, DHC Holdings LLC, ABP Trust, ABP Acquisition LLC, ABP Acquisition 2 LLC and Adam D. Portnoy.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2023
(Date)

ABP Acquisition LLC

By:	/s/ Adam D. Portnoy
Adam D. Portnoy, President

ABP Trust

By:	/s/ Adam D. Portnoy
Adam D. Portnoy, President

/s/ Adam D. Portnoy
Adam D. Portnoy